Exhibit 1

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, Manfred Haussler, David Cresswell and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the following Director exercised an option under the Imperial Tobacco Group PLC Sharesave Scheme.

Name	Date of exercise	Number of shares	Resultant aggregate Companies Act interests.
Mr Gareth Davis	1 July 2003	2,284	572,992

        In addition, the Trust holds a total of 709,168 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary